SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at January 29, 2004

AMARC RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 29, 2004

* Print the name and title of the signing officer under his signature.

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Amarc Resources Ltd.
1020 -800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.hdgold.com

AMARC ARRANGES $1.5 MILLION FINANCING

January 29, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture:AHR) announces that Amarc has reached agreements in principle to privately place 2,000,000 units in its capital at a price of $0.75 for gross proceeds of $1.5 million to a number of accredited investors. Each unit will consist of one common share and a share purchase warrant exercisable to purchase an additional common share at a price of $0.85 for a one year period from completion of the financing which is planned to occur in early February. Proceeds from the placement will be used to fund a proposed $2.1 million investment in American Bullion Minerals Ltd., investigation of other properties, general corporate and working capital purposes. The offering is subject to execution of definitive agreements and TSX Venture Exchange acceptance which is expected in the ordinary course. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four month resale restricted period. Finders' fees payable in amounts permitted by TSX Venture Exchange guidelines will be payable on the placement.

Amarc has made an offer to the court appointed receiver of American Bullion Minerals Ltd. to fund a $1.525 million loan and a $600,000 equity investment in American Bullion in order to refinance that company which is a former Toronto Stock Exchange listed issuer which encountered financial difficulties and is entangled in certain legal disputes. The equity investment would result in a 25% ownership interest in American Bullion by Amarc (40% fully diluted). Amarc plans to assist American Bullion in resolving its legal difficulties and in seeking a re-listing on a recognized stock exchange. American Bullion holds a minimum 30% carried interest in a joint venture developing one of British Columbia's larger copper/gold resources, the Red Chris deposit. Approval of Amarc's offer to American Bullion is subject to Court and regulatory approval.

The common share purchase warrants are subject to an accelerated expiry if, at any time following the expiration of the four-month hold period, the published closing trade price of the Common Shares on the TSX Exchange is greater than or equal to $1.50 for any 10 consecutive trading days, in which event the Holder will be given notice that the Warrants will expire 45 days following the date of such notice. The common share purchase warrants may be exercised by the holder during the 45 day period between the notice and the expiration of the common share purchase warrants.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

These materials are not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.